Itaú Unibanco Holding S.A.

CNPJ 60.872.504/0001-23                                                        A Publicly-Held Company                                                         NIRE 35300010230

SUMMARIZED MINUTE OF THE MEETING OF THE FISCAL COUNCIL

OF MAY 5, 2023

DATE AND TIME: On May 5, 2023, at 5 p.m.

CHAIRMAN: Gilberto Frussa.

QUORUM: The totality of the elected members, with the participation of the Councilors as permitted by item 4.6 of the Internal Charter of the Fiscal Council.

RESOLUTION UNANIMOUSLY MADE:

Following the examination of the Company’s financial statements for the period from January to March 2023, the Councilors resolved to draw up the following opinion:

“After examining the Company’s financial statements for the period from January to March 2023 and taking into consideration the unqualified report of PricewaterhouseCoopers Auditores Independentes, the opinion of the effective members of the Fiscal Council of ITAÚ UNIBANCO HOLDING S.A. is that these documents appropriately reflect the capital structure, the financial position and the activities conducted by the Company in the period”.

CLOSING: Once the work was completed, these minutes were signed after being drafted, read and approved by all. São Paulo (State of São Paulo), May 5, 2023. (undersigned) Gilberto Frussa – Chairman; Artemio Bertholini and Eduardo Hiroyuki Miyaki – Councilors.

RENATO LULIA JACOB

Group Head of Investor Relations and Market Intelligence